1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

April 1, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares U.S. ETF Trust

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 7

Ladies and Gentlemen:

On behalf of iShares U.S. ETF Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A.

The Amendment relates to the following series of the Trust:

S0000 36359 iShares Enhanced U.S. Small-Cap ETF, formerly known as iShares Strategic Beta U.S. Small Cap Fund

The initial Registration Statement was filed on December 21, 2011 (Securities Act File No. 333-178675). The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act.

By separate letter, the Trust is responding to comments given by the staff of the SEC in connection with its review of the Registration Statement. Also by separate letter, the Trust is requesting acceleration of the effective date to April 15, 2013.

Please direct any questions or comments to the undersigned at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer, Esq.